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                                           Filed by Northrop Grumman Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14 d-2
                                          of the Securities Exchange Act of 1934

                                        Subject Company:  Comptek Research, Inc.
                                               Commission File Number: 333-40862

The following text is of a press release issued by Northrop Grumman Corporation on August 14, 2000

Comptek Reseach, Inc. security holders should read the Tender Offer Statement filed with the Securities and Exchange Commission because it contains important information. Investors may get the Tender Offer Statement and other filed documents at no charge at the Securities and Exchange Commission's web site (www.sec.gov)


               Northrop Grumman Contact:  Jim Taft (310) 201-3335
               Comptek Research Contact:  Christopher Head (716) 677-4070

For Immediate Release

NORTHROP GRUMMAN, COMPTEK RESEARCH CONFIRM
TRADING PERIOD TO DETERMINE STOCK EXCHANGE RATIO
------------------------------------------------

     LOS ANGELES -- Aug. 14, 2000 -- Northrop Grumman Corporation (NYSE: NOC) and Comptek Research Inc. (AMEX: CTK) confirmed today that the 20-day trading period that will be used to determine the exchange ratio in Northrop Grumman's pending exchange offer for all of Comptek Research's outstanding shares will end two business days before the offer expires.

     The offer is currently scheduled to expire on Aug. 23, 2000 at midnight E.D.T. Unless the offer is extended, the exchange ratio will be based on the average closing price of Northrop Grumman's common stock for the 20 trading days ending Aug. 21, 2000.

     At the close of business on Aug. 11, 2000, 2,387,382 shares of the 6,223,094 shares of Comptek Research common stock outstanding as of May 31, 2000 had been validly tendered and not withdrawn pursuant to the offer.

     Requests for assistance or for copies of the offer materials should be directed to the information agent for the offer, Georgeson Shareholder Communications Inc., at 800-223-2064.

     Northrop Grumman Corporation, headquartered in Los Angeles, is a world-class, high technology company providing innovative solutions in systems integration, defense electronics
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and information technology for its U.S. and international military, government and commercial customers, as a prime contractor, principal subcontractor, team member or preferred supplier. The company had revenues of $7.6 billion in 1999 and has a workforce of approximately 36,000 employees. Northrop Grumman had 69,910,595 shares outstanding on June 30, 2000.

     Comptek Research Inc., with offices and subsidiary locations in the United States, is a domestic and international supplier of technically advanced electronics and data communications systems to government and industry. For its fiscal year ended March 31, 2000, Comptek Research reported sales of $145 million. Comptek Research currently has approximately 1,200 employees.

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